UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                   to

Commission file number 0-17157

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.
Date: June 25, 2004	By:	/s/ Kevin S. Royal
Kevin S. Royal
Vice President and Chief Financial Officer

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

Page
Independent Accountants’ Report	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedules as of and for the year ended December 31, 2003:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4j — Schedule of Reportable Transactions	10
Consent of Independent Accountants (Exhibit 23.1)

INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
Retirement Plan

We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2003 and 2002, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but contain supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
May 28, 2004

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
Assets:
Investments, at fair value	$104,836,860	$55,286,002
Investments, at contract value	7,692,777	2,086,287
Participant loans	1,699,021	1,583,074

Assets held for investment purposes	114,228,658	58,955,363
Employer’s contribution receivable	3,832,301	—

Net assets available for benefits	$118,060,959	$58,955,363

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Dividends and interest	$1,089,476	$233,598
Net realized and unrealized appreciation (depreciation) in fair value of investments	19,694,145	(13,500,213)

	20,783,621	(13,266,615)

Contributions:
Participants’	13,291,654	13,360,682
Employer’s	3,832,301	—

	17,123,955	13,360,682

Total additions	37,907,576	94,067
Deductions from net assets attributed to:
Withdrawals and distributions	12,536,937	4,321,737
Administrative expenses	12,850	—

Total deductions	12,549,787	4,321,737

Net increase (decrease) prior to transfer	25,357,789	(4,227,670)
Transfer of assets:
To the Plan	33,747,807	—

Net increase (decrease) in net assets	59,105,596	(4,227,670)
Net assets available for benefits:
Beginning of year	58,955,363	63,183,033

End of year	$118,060,959	$58,955,363

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

NOTE 1 – THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General – The following description of the Novellus Systems, Inc. Retirement Plan (the Plan), previously the Novellus Systems, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1989 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Company amended and restated the Plan effective January 1, 2002 to conform to provisions of the Internal Revenue Code (the Code) and to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

In March 2003, the Plan was amended and restated to provide for the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust (SpeedFam Plan) into the Plan (the SpeedFam Merger — Note 3). In December 2003, the Plan was amended, restated and renamed the Novellus Systems, Inc. Retirement Plan to provide for the merger of the Novellus Systems, Inc. 401(k) Plan and the Novellus Systems, Inc. Matching Plan (Matching Plan) (the Novellus Merger — Note 3).

The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration – The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, Century Business Services, Inc. (CBIZ), processes and maintains the records of participant data. Matrix Capital Bank (Matrix) succeeded Sterling Trust Company as Plan trustee in August 2002. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting – The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts – Forfeited nonvested accounts will be used to pay Plan administrative expenses or applied against matching contributions made by the Company. Forfeitures attributable to the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), which was merged into the Plan in 2001, or SpeedFam Plan are used solely to pay Plan administrative expenses. Approximately $122,000 of forfeitures were utilized to reduce the Company’s 2003 matching contributions.

Investments – Investments of the Plan are held by the trustee and, other than mentioned below, invested based solely upon instructions received from participants. Participants may allocate a maximum of 25% of their deferrals of compensation to investment in the Novellus Unitized Stock Fund (Company Stock Fund), a fund invested in shares of Novellus Systems, Inc. common stock. Effective December 1, 2003, all investments accounts are participant directed except for unvested matching accounts invested in the Company Stock Fund.

The Plan’s investments in mutual funds, a money market fund and the Company Stock Fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Plan investments include a pooled account, the Novellus Unitized GIC Fund, that consists of an investment contract maintained by Nationwide Life Insurance Company (Nationwide) in the Nationwide Fixed Fund and the Novellus Fixed Interest Account. The Nationwide Fixed Fund is fully benefit responsive and, therefore, has been reported in the financial statements at contract value. The crediting rates at December 31, 2003 and 2002 and the average yield for the years then ended were approximately 5.1% and 5.6%, respectively. Fair value of the Plan’s investment in the contract approximates the contract value at December 31, 2003 and 2002. The Novellus Fixed Interest Account consists of a money market fund valued at fair value at December 31, 2003 and 2002.

Income taxes – The Plan has been amended since receiving a favorable determination letter dated December 12, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Risks and uncertainties – The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 – PARTICIPATION AND BENEFITS

Participant contributions – Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions – Effective with the Novellus Merger in December 2003, the Company may make matching contributions with the approval of the Board of Directors, as previously provided in the Matching Plan. Matching contributions for the year ended December 31, 2002 were recorded in the Matching Plan. Generally, a participant will share in the matching contribution only if the participant is still employed on the last day of the Plan year and has completed one year of service.

For the years ended December 31, 2003 and 2002, the Company matched 50% of each eligible participant’s contribution under the Plan up to a maximum of the greater of $4,000 or 6% of eligible compensation. Matching contributions for the years ended December 31, 2003 and 2002 were made in shares of the Company’s common stock in the amount of 91,136 and 125,213 shares, respectively. The contributions were valued at approximately $3.8 million and $3.4 million as of December 31, 2003 and 2002, respectively. The matching contributions made during 2003 were transferred into the Plan subsequent to year-end.

The Company is allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2003 and 2002.

Vesting – Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.

Special vesting provisions apply to accounts merged into the Plan from the GaSonics Plan, which was merged into the Plan in 2001. Participants vest ratably and become 100% vested in matching and profit sharing contributions allocated to their accounts under the GaSonics Plan after four years. Years of vesting service credited under the GaSonics Plan are recognized for vesting purposes.

Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions (Note 3). Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.

Participant accounts – Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contribution, if any. Allocation of the Company’s contribution is based on participant contributions or eligible employee compensation, as defined in the Plan.

Payment of benefits – Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants – The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2003 carry interest rates ranging from 5% to 10%.

NOTE 3 – PLAN MERGER/TRANSFER

In conjunction with the SpeedFam Merger, assets totaling approximately $21.7 million were transferred into the Plan from the SpeedFam Plan during March 2003.

The Novellus Merger in December 2003 resulted in an increase in Plan assets of approximately $12.0 million.

NOTE 4 – INVESTMENTS

The following table presents the contract or fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2003		2002
Novellus Unitized GIC Fund	$15,141,644		$11,676,755
Van Kampen Equity and Income Fund	9,386,511		4,030,061
Alliance Bernstein Growth & Income Fund	9,410,515		5,991,469
MFS Mass Investors Growth Stock Fund	9,662,920		7,364,143
AIM Select Equity Fund	—		5,208,783
Oppenheimer Global Fund	9,501,223		5,998,966
Dreyfus S&P 500 Index Fund	8,795,214		3,479,533
American Funds Growth Fund of America	8,625,383		187,877
Novellus Unitized Stock Fund	17,093,490	*	1,958,375
Other funds individually less than 5% of net assets	26,611,758		13,059,401

Assets held for investment purposes	$114,228,658		$58,955,363

*	Includes nonparticipant directed investments (Note 6)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2003	2002
Common stock	$2,118,913	$(547,066)
Mutual funds	17,575,232	(12,953,147)

	$19,694,145	$(13,500,213)

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments in the Nationwide Fixed Fund and the Novellus Fixed Interest Account are managed by Nationwide and Matrix, respectively. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Novellus Systems, Inc. common stock held in the Company Stock Fund was as follows at December 31, 2003 and 2002:

	Number of shares	Fair value
2003	398,212	$16,744,815
2002	65,870	$1,849,602

In addition to the shares of Company common stock, the Company Stock Fund held cash in a money market account of $348,675 and $108,773, respectively, at December 31, 2003 and 2002.

NOTE 6 – NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to participant and nonparticipant-directed matching accounts included in the Novellus Unitized Stock Fund is approximately as follows for the year ended December 31, 2003:

Transfer from the Matching Plan in December 2003	$12,085,000
Realized and unrealized gains and losses in December 2003	760,000
Benefits paid to participants in December 2003	(48,000)

Net assets	$12,797,000

NOTE 7 – PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULES

NOVELLUS SYSTEMS, INC. RETIREMENT PLAN	EIN: 77-0024666 PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

		Description of investment including
		maturity date,
	Identity of issue, borrower,	rate of interest, collateral, par or		Current
	lessor or similar party	maturity value	Cost	value
*	Nationwide Fixed Fund	Insurance company general account		$7,692,777
*	Novellus Fixed Interest Account	Money market fund		7,448,867
	Scudder US Government Securities Fund	Mutual fund		3,027,629
	Dreyfus Premier Core Bond Fund	Mutual fund		1,749,879
	Van Kampen Equity and Income Fund	Mutual fund		9,386,511
	AllianceBernstein Growth & Income Fund	Mutual fund		9,410,515
	MFS Capital Opportunities Fund	Mutual fund		1,442,877
	MFS Mass Investors Growth Stock Fund	Mutual fund		9,662,920
	Seligman Capital Fund	Mutual fund		5,066,023
	Franklin Small Mid-Cap Growth Fund	Mutual fund		1,900,488
	Seligman Communications & Information Fund	Mutual fund		2,447,266
	Oppenheimer Global Fund	Mutual fund		9,501,223
	Dreyfus S&P 500 Index Fund	Mutual fund		8,795,214
	Dreyfus Small Cap Stock Index Fund	Mutual fund		503,408
	Dreyfus MidCap Index Fund	Mutual fund		537,034
	Dreyfus International Stock Index Fund	Mutual fund		946,372
	Fidelity Low-Price Stock Fund	Mutual fund		2,132,960
	American Funds Growth Fund of America	Mutual fund		8,625,383
	MFS International New Discovery Fund	Mutual fund		1,018,554
	PIMCO Renaissance Fund	Mutual fund		1,564,315
	Pioneer High Yield Fund	Mutual fund		727,050
	AIM Small Cap Growth Fund	Mutual fund		1,848,882
*	Novellus Unitized Stock Fund (Participant-directed)	Common stock and money market account		4,296,635
*	Novellus Unitized Stock Fund (Non participant-directed)	Common stock and money market account	$12,039,503	12,796,855
*	Participant loans	Interest rates ranging from 5% to 10%		1,699,021

		Total		$114,228,658

*	Parties-in-interest

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

	Description of assets
	(include interest rate				Expense		Current value
	and				incurred	Cost	of asset on
Identity of	maturity in case of	Purchase	Selling	Lease	with	of	transaction	Net gain
party involved	a loan)	price	price	rental	transaction	asset	date	or (loss)
Individual reportable transactions
Novellus Systems, Inc	306,013 units of	12,085,157				12,085,157	12,085,157
	Novellus Unitized
	Stock Fund
Grouped reportable transactions
Novellus Systems, Inc	1,156 units of		48,452			45,654	48,452	2,798
	Novellus Unitized
	Stock Fund

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Accountants